SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               -----------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)

                           Decoma International Inc.
                               (Name of Issuer)

                       Class A Subordinate Voting Shares
                        (Title of Class of Securities)

                                   24359C100
                                (CUSIP Number)

                               J. Brian Colburn
           Executive Vice-President, Special Projects and Secretary
                           Magna International Inc.
                                337 Magna Drive
                            Aurora, Ontario L4G 7K1
                                (905) 726-2462
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
         Scott M. Freeman                        Kenneth G. Alberstadt
  Sidley Austin Brown & Wood LLP           Law Office of Kenneth G. Alberstadt
        787 Seventh Avenue                       111 Broadway, 18th Floor
     New York, New York 10019                    New York, New York 10006
          (212) 839-5300                              (212) 404-7566

                               October 22, 2004
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 12 Pages)


--------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                                                   ------------------
CUSIP No. 24359C100                               SCHEDULE 13D                                        Page 2 of 12 Pages
-------------------                                                                                   ------------------

------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              STRONACH TRUST

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) | |
                                                                                                              (b) | |
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
------------- ---------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                                | |
------------- ---------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              ONTARIO, CANADA
------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                 7                SOLE VOTING POWER                   76,506,851
SHARES                   ---------------- -----------------------------------------------------------------------------
BENEFICIALLY              8                SHARED VOTING POWER                 NOT APPLICABLE
OWNED BY                 ---------------- -----------------------------------------------------------------------------
EACH                      9                SOLE DISPOSITIVE POWER              76,506,851
REPORTING                ---------------- -----------------------------------------------------------------------------
PERSON WITH               10               SHARED DISPOSITIVE POWER            NOT APPLICABLE
-----------------------  ---------------- -----------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              76,506,851

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                                     | |
------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              77.5%

------------- ---------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO

------------- ---------------------------------------------------------------------------------------------------------


-------------------                                                                                   ------------------
CUSIP No. 24359C100                               SCHEDULE 13D                                        Page 3 of 12 Pages
-------------------                                                                                   ------------------

------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              FRANK STRONACH

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) | |
                                                                                                              (b) | |
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              O0
------------- ---------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                                | |
------------- ---------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              AUSTRIA
------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                 7                SOLE VOTING POWER                   77,256,851
SHARES                   ---------------- -----------------------------------------------------------------------------
BENEFICIALLY              8                SHARED VOTING POWER                 0
OWNED BY                 ---------------- -----------------------------------------------------------------------------
EACH                      9                SOLE DISPOSITIVE POWER              77,256,851
REPORTING                ---------------- -----------------------------------------------------------------------------
PERSON WITH               10               SHARED DISPOSITIVE POWER            0
-----------------------  ---------------- -----------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              77,256,851

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                                     | |
------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              77.7%

------------- ---------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN

------------- ---------------------------------------------------------------------------------------------------------
                                       * SEE INSTRUCTIONS BEFORE FILLING OUT


-------------------                                                                                   ------------------
CUSIP No. 24359C100                               SCHEDULE 13D                                        Page 4 of 12 Pages
-------------------                                                                                   ------------------

------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              445327 ONTARIO LIMITED

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) | |
                                                                                                              (b) | |
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
------------- ---------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                                | |
------------- ---------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              ONTARIO, CANADA
------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                 7                SOLE VOTING POWER                   76,506,851
SHARES                   ---------------- -----------------------------------------------------------------------------
BENEFICIALLY              8                SHARED VOTING POWER                 NOT APPLICABLE
OWNED BY                 ---------------- -----------------------------------------------------------------------------
EACH                      9                SOLE DISPOSITIVE POWER              76,506,851
REPORTING                ---------------- -----------------------------------------------------------------------------
PERSON WITH               10               SHARED DISPOSITIVE POWER            NOT APPLICABLE
-----------------------  ---------------- -----------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              76,506,851

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                                     | |
------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              77.5%

------------- ---------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO

------------- ---------------------------------------------------------------------------------------------------------


-------------------                                                                                   ------------------
CUSIP No. 24359C100                               SCHEDULE 13D                                        Page 5 of 12 Pages
-------------------                                                                                   ------------------

------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              1265058 Ontario Inc.

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) | |
                                                                                                              (b) | |
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
------------- ---------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                                | |
------------- ---------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              ONTARIO, CANADA
------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                 7                SOLE VOTING POWER                   25,034,283
SHARES                   ---------------- -----------------------------------------------------------------------------
BENEFICIALLY              8                SHARED VOTING POWER                 NOT APPLICABLE
OWNED BY                 ---------------- -----------------------------------------------------------------------------
EACH                      9                SOLE DISPOSITIVE POWER              25,034,283
REPORTING                ---------------- -----------------------------------------------------------------------------
PERSON WITH               10               SHARED DISPOSITIVE POWER            NOT APPLICABLE
-----------------------  ---------------- -----------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,034,283

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                                     | |
------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.7%

------------- ---------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO

------------- ---------------------------------------------------------------------------------------------------------


-------------------                                                                                   ------------------
CUSIP No. 24359C100                               SCHEDULE 13D                                        Page 6 of 12 Pages
-------------------                                                                                   ------------------

------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MAGNA INTERNTIONAL INC.

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) | |
                                                                                                              (b) | |
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
------------- ---------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                                | |
------------- ---------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              ONTARIO, CANADA
------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                 7                SOLE VOTING POWER                   76,506,851
SHARES                   ---------------- -----------------------------------------------------------------------------
BENEFICIALLY              8                SHARED VOTING POWER                 NOT APPLICABLE
OWNED BY                 ---------------- -----------------------------------------------------------------------------
EACH                      9                SOLE DISPOSITIVE POWER              76,506,851
REPORTING                ---------------- -----------------------------------------------------------------------------
PERSON WITH               10               SHARED DISPOSITIVE POWER            NOT APPLICABLE
-----------------------  ---------------- -----------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              76,506,851

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                                     | |
------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              77.5%

------------- ---------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO

------------- ---------------------------------------------------------------------------------------------------------

-------------------                                         ------------------
CUSIP No. 24359C100              SCHEDULE 13D               Page 7 of 12 Pages
-------------------                                         ------------------

Item 1.   Security and Issuer.

          This Amendment No. 1 to Schedule 13D amends (i) the Statement on
Schedule 13D relating to the Class A Subordinate Voting Shares (the "Class A Shares") of Decoma International Inc. (the "Issuer") originally filed on February 14, 2002, by the Stronach Trust ("Stronach Trust"), a trust formed under the laws of Ontario, Canada, 445327 Ontario Inc. ("445327"), an Ontario, Canada corporation, Magna International Inc. ("Magna"), an Ontario, Canada corporation, and 1265058 Ontario Limited ("1265058"), an Ontario, Canada corporation and (ii) the Statement on Schedule 13D relating to the Class A Shares originally filed on September 5, 2003 by Frank Stronach. This Amendment No. 1 is filed by Stronach Trust, 445327, Magna, 1265058 and Frank Stronach.

Item 2.   Identity And Background.

     Mr. Stronach's principal business address is Badener Strasse 12, Oberwaltersdorf, Austria 2522. Mr. Stronach is a partner of Stronach & Co ("S&Co"), an entity that provides consulting services to certain subsidiaries of Magna. In addition, Mr. Stronach is the Chairman of the Board of Magna, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC").

     During the last five years, Mr. Stronach has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Stronach is a citizen of Austria.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is amended to disclose that the Class A Subordinate Voting Shares of Magna ("Magna Class A Shares") and cash to be paid as purchase consideration for the Class A Shares acquired by Magna in the proposed transaction will be provided by Magna (with respect to such cash, from internal funds).

Item 4.   Purpose of Transaction.

     On October 25, 2004, Magna issued a press release (the "Press Release") disclosing that it intended to acquire all the outstanding Class A Subordinate Voting Shares of the Issuer that it does not already own. The foregoing description is qualified in its entirety by reference to the Press Release, which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Stronach Trust

     (a) Amount beneficially owned: 76,506,851 Class A Subordinate Voting Shares of the Issuer, comprised of:

          (i)    29,446,244 Class A Subordinate Voting Shares of the Issuer;

          (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

          (iii) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

-------------------                                         ------------------
CUSIP No. 24359C100              SCHEDULE 13D               Page 8 of 12 Pages
-------------------                                         ------------------


          (iv) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

     Percent of Class: 77.5% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

     (b)  Number of shares as to which the Reporting Person has:

          (i) sole power to vote or to direct the vote: 76,506,851 (assuming full conversion of the Class B Shares and Preferred Shares);

          (ii)   shared power to vote or to direct the vote: 0;

          (iii)  sole power to dispose or to direct the disposition of:
                 76,506,851 (assuming full conversion of the Class B Shares and Preferred Shares); and

          (iv)   shared power to dispose or to direct the disposition of: 0.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

445327

     (a) Amount beneficially owned: 76,506,851 Class A Subordinate Voting Shares of the Issuer, comprised of:

          (i)    29,446,244 Class A Subordinate Voting Shares of the Issuer;

          (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

          (iii) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

          (iv) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

     Percent of Class: 77.5% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

     (b)  Number of shares as to which the Reporting Person has:

          (i) sole power to vote or to direct the vote: 76,506,851 (assuming full conversion of the Class B Shares);

          (ii)   shared power to vote or to direct the vote: 0;

-------------------                                         ------------------
CUSIP No. 24359C100              SCHEDULE 13D               Page 9 of 12 Pages
-------------------                                         ------------------

          (iii)  sole power to dispose or to direct the disposition of:
                 76,506,851 (assuming full conversion of the Class B Shares);
                 and

          (iv)   shared power to dispose or to direct the disposition of: 0.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Magna

     (a) Amount beneficially owned: 76,506,851 Class A Subordinate Voting Shares of the Issuer, comprised of:

          (i)    29,446,244 Class A Subordinate Voting Shares of the Issuer;

          (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

          (iii) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

          (iv) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

     Percent of Class: 77.5% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

     (b)  Number of shares as to which the Reporting Person has:

          (i) sole power to vote or to direct the vote: 76,506,851 (assuming full conversion of the Class B Shares and Preferred Shares);

          (ii)   shared power to vote or to direct the vote: 0;

          (iii)  sole power to dispose or to direct the disposition of:
                 76,506,851 (assuming full conversion of the Class B Shares and Preferred Shares); and

          (iv)   shared power to dispose or to direct the disposition of: 0.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

1265058

-------------------                                        -------------------
CUSIP No. 24359C100              SCHEDULE 13D              Page 10 of 12 Pages
-------------------                                        -------------------


     (a) Amount beneficially owned: 25,034,283 Class A Subordinate Voting Shares of the Issuer, comprised of the following:

          (i) 6,951,966 Class B Subordinate Voting Shares of the Issuer, convertible into 6,951,966 Class A Subordinate Voting Shares of the Issuer;

          (ii)   6,604,816 Class A Subordinate Voting Shares of the Issuer;

          (iii) 515,030 Preferred Shares, Series 4 of the Issuer, convertible into 3,901,743 Class A Subordinate Voting Shares of the Issuer; and

          (iv) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

     Percent of Class: 35.7% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

     (b)  Number of shares as to which the Reporting Person has:

          (i) sole power to vote or to direct the vote: 25,034,283 (assuming full conversion of the Class B Shares);

          (ii)   shared power to vote or to direct the vote: 0;

          (iii)  sole power to dispose or to direct the disposition of:
                 25,034,283 (assuming full conversion of the Class B Shares and Preferred Shares); and

          (iv)   shared power to dispose or to direct the disposition of: 0.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Frank Stronach

     (a) Frank Stronach is a principal in Stronach & Co. ("S & Co"), a consulting firm providing services to certain subsidiaries of Magna, and may be deemed to be the beneficial owner of 750,000 Class A Shares subject to a currently outstanding and immediately exercisable option (the "Option") held by S&Co that was issued to S&Co by the Issuer on June 11, 1998 in consideration for consulting services. If the proposed acquisition is consummated as planned, the Option will cease to be exercisable for Class A Shares. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by S & Co. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes.

-------------------                                        -------------------
CUSIP No. 24359C100              SCHEDULE 13D              Page 11 of 12 Pages
-------------------                                        -------------------


     Mr. Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of Mr. Stronach's family. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include the reporting person.

     The Stronach Trust owns all of the outstanding shares of 445327, of which the reporting person is the sole director. The reporting person may be deemed to be the beneficial owner of Class A Shares beneficially owned by Magna, 1265058 and 1620364 Ontario Inc., a wholly owned subsidiary of Magna ("1620364"). The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna, 1265058 or 1620364. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes.

     Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, Mr. Stronach is the beneficial owner of 77,256,851 Class A Shares, representing 77.7% of the Class A Shares (determined in accordance with Rule 13d-3).

     (b)  Number of shares as to which the Reporting Person has:

          (i) sole power to vote or to direct the vote: 77,256,851 (assuming full conversion of the Class B Shares);

          (ii)   shared power to vote or to direct the vote: 0;

          (iii)  sole power to dispose or to direct the disposition of:
                 77,256,851 (assuming full conversion of the Class B Shares and Preferred Shares); and

          (iv)   shared power to dispose or to direct the disposition of: 0.

     (c) During the sixty days preceding the filing of this Amendment, the reporting person did not acquire any securities of the Company.

     (d)  Not applicable.

     (e)  Not applicable.



Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1    Press Release dated October 25, 2004

-------------------                                        -------------------
CUSIP No. 24359C100              SCHEDULE 13D              Page 12 of 12 Pages
-------------------                                        -------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2004

                                    THE STRONACH TRUST


                                    By:  /s/ Frank Stronach
                                        ---------------------------------------

                                         Name:   Frank Stronach
                                         Title:  Trustee

                                    445327 ONTARIO LIMITED

                                    By:  /s/ J. Frank Stronach
                                    -------------------------------------------

                                         Name:   Frank Stronach
                                         Title:  President

                                    MAGNA INTERNATIONAL INC.

                                    By:  /s/ Frank Stronach
                                    -------------------------------------------

                                         Name:   Frank Stronach
                                         Title:  Chairman

                                    1265058 ONTARIO INC.

                                    By:  /s/ J. Brian Colburn
                                    -------------------------------------------

                                         Name:   J. Brian Colburn
                                         Title:  Executive Vice-President
                                                 and Secretary

                                    /s/ Frank Stronach
                                    -------------------------------------------
                                    Frank Stronach